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                                                                   Exhibit 4.19


                                 [COAT-OF-ARMS]

                           Certified Photocopy of the

                                    DOCUMENT

                                 of the Notary

                                CHRISTOPH BINGER

                               Kolner Strasse 45

                                 41812 ERKELENZ

                             Telephone (02431) 6084


This photocopy is a perfect and complete reproduction of the original before me which I certify herewith.


Erkelenz, April 11, 1996


                              The duly appointed representative of the notary Christoph Binger in Erkelenz



[signature:] Kleensang
             Junior Notary
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UR. Number: 517/1996


Negotiated in Erkelenz on April 11, 1996


Before me, Michael Kleensang, Junior Notary, from Bonn as duly appointed representative of the notary Christoph Binger with official residency in Erkelenz.


                                    appeared


Taco van Tijn, attorney-at-law, born on January 30, 1924, residing in "The Paddock", Norley Wood, Lymington, Hamshire, England,

acting here not in his own name but as managing director, solely authorized to represent:


                             "SUN HYDRAULIK GmbH",


with headquarters in Baesweiler,
business address:  52499 Baesweiler
                   Arnold-Sommerfeld-Ring 2,

registered in the Commercial Register under B No. 4591 of the Municipal Court in Aachen,

- "SUN HYDRAULIK GmbH" hereafter called the "Orderer" -,

identified himself to the representative of the notary by submitting his Dutch passport.

The persons appearing acting in their mentioned behalf declared:



                                       I.

The Orderer grants and applies irrevocably to register for the real estate registered in the land register of the Municipal Court in Erkelenz,
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                                     - 2 -

page 0033, or transitional office:

land 33 number 160 open space,
                   Brusseler Allee and
                   Strassburger Allee,  size: hectare: 1,7399


                      - hereafter called "Real Estate: -,

a land charge of 3,500,000.00 German Marks, in words: three million, five-hundred thousand German Marks for the


                        Dresdner Bank Aktiengesellschaft
                             Branch Monchengladbach


(branch office of the Dresdner Bank Aktiengesellschaft with headquarters in Frankfurt-on-Main)


                          - hereafter called "Bank" -


the following:


1. The land charge commencing today will pay interest of 15 percent annually. The accrued interest will become due on the first day of the following calendar year.


2.  Further, a one-time incidental obligation of 5 percent is due.

    The land charge and the incidental obligation are now due.

    The land charge shall have first rank in section II and III.
    However, it shall be registered with a ranking of "on reserve" in the land register.
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                                     - 3 -

3. In case of assertion of the land charge, also on behalf of a current owner, the Orderer waives the presentation of the land charge certificate as well as assignment declarations and other documents to prove creditor rights.


Because of the amount of the land charge, the incidental obligation and the interest, the Orderer submits to immediate foreclosure of the encumbered Real Estate in such a way that foreclosure arising from this document is permissible against the current owner. The Orderer grants and applies irrevocably to enter that declaration of submission into the land register.
At the same time, "SUN HYDRAULIK GmbH" assumes personal liability for the payment of money in the amount of the land charge and the one-time incidental obligation of 5% and the annual interest in the amount of 15%. From this personal liability the current creditor of the abovenamed land charge is able to make claims even before foreclosure on the Real Estate and also before and independently from a registration of the land charge into the land register.


Claims for repayment of the land charge are limited to the filing of a consent to cancellation of the mortgage or a waiver at the expense of the Orderer.
In case of foreclosure or receivership the Bank is entitled, although not required, to give notice of the entire amount of the land charge plus incidental obligation and interest; it is entitled to waive in whole or in part the land charge or the utilization proceeds. If, at the time of repayment, the property on the encumbered Real Estate has changed without consent of the present owner and also the Orderer has not become the owner by this fact, the Bank will perform repayment on request by the Orderer and/or the owner by way of an assignment of the land charge. The assignment of the claims for repayment including the claims for payment of extra proceeds requires the consent of the Bank.
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                                     - 4 -

In case now or in the future other land charges have priority or are equally ranked to this land charge, the Orderer herewith assigns to the Bank the claims for retransfer of priority or equally ranked land charges and parts of land charges with interest and incidental obligations, the claims for filing a consent to cancellation of the mortgage, a waiver, a declaration for not stating the value as well as the claims for payment of the extra proceeds in the case of utilization. Should the claims for repayment for priority and equally ranked land charges already have been assigned otherwise, the Orderer herewith assigns to the Bank the claim to repayment of these claims. In case of certified land charges, furthermore, both the claim to obtain the land charge certificates and the claim to their presentation at the real property register for the formation of partial certificates are assigned. The Orderer will notify the Bank immediately of the assigned claims which come into existence.


The Bank is entitled to obtain the land charge certificate from the real property register. The certificate must be handed over to the Bank.


The Orderer instructs the notary to make use of this document in favor of the Bank and grants the notary power of attorney to receive deliveries and declarations of all kind which are immediately related to the creation of this land charge.


Furthermore, the notary is instructed to issue to the Bank an executed copy of this document forthwith. The current creditor of the land charge is entitled to request further copies at the expense of the Orderer.


After registration of the land charge a certified abstract from the land register must be sent to the Bank.
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                                     - 5 -

All expenses arising from this negotiation and its implementation are borne by the Orderer.


The owner applies for cancellation of all encumbrances and the registration of priority according to the provision of consent of the encumbrancers in the land register, especially the registration of priority of the land charge created here with interest and incidental obligations before the registration of the conceded protection provision regarding transfer of land in favor of the City of Erkelenz.


The notary is entitled to file an application to the land register, separately or restricted, and respectively, take back or amend.


This record was read to the person appearing by the representative of the notary, was approved by him and signed in his own hand as follows:


[signatures]